

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Xavier Zee
Chief Financial Officer
AMTD Digital Inc.
27-29 rue de Bassano
75008 Paris

      Re: AMTD Digital Inc.
          Form 20-F for the Fiscal Year Ended April 30, 2023
          File No. 001-40463

Dear Xavier Zee:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Disclosure Review Program

cc: Shu Du